Adopted November 9, 1939                                 File No. 69-65


                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549


                                     FORM U-3A-2

                         For the Year Ended December 31, 1996

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
            PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                      CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                  (Name of Company)

     hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

          l. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                      CENTRAL VERMONT PUBLIC SERVICE CORPORATION

          Central Vermont Public Service Corporation ("CVPS"), incorporated under the laws of the State of Vermont and has its principal executive office in Rutland, Vermont.

          The principal business of the Company is the generation and purchase of electric energy and its transmission, distribution and sale for light, power, heat and other purposes to about 138,000 customers in Middlebury, Randolph, Rutland, Springfield, Windsor, Bradford, Bennington, Brattleboro, St. Johnsbury, St. Albans, Woodstock, Poultney, Manchester and 163 other towns and villages in Vermont. CVPS also sells electric energy at wholesale in New Hampshire to its subsidiary, Connecticut Valley Electric Company Inc.; Woodsville Fire District Water and Light Dept.; New Hampshire Electric Cooperative Inc.; and in Vermont to one small private utility. It also interchanges economy and emergency power through the New England Power Pool.

                       CONNECTICUT VALLEY ELECTRIC COMPANY INC.

          Connecticut Valley Electric Company Inc. ("CVEC"), a wholly owned subsidiary of CVPS, incorporated under the laws of the State of New Hampshire, and has its principal office in Claremont, New Hampshire.

          CVEC acquired on December 31, 1949, the business and properties of CVPS located in New Hampshire and used in carrying on the intrastate business of CVPS in that State. (See Form U-1 in File No. 70-2075)

          The principal business of CVEC is the purchase of electric energy and its transmission, distribution, and sale for light, power, heat and other purposes to about 10,000 customers in Claremont and 12 other towns and villages in New Hampshire.

                         VERMONT ELECTRIC POWER COMPANY, INC.

          Vermont Electric Power Company, Inc. ("VELCO"), a subsidiary of CVPS which owns 56.8% of its outstanding Common Stock, $100 Par Value, and 46.6% of its outstanding Preferred Stock, $100 Par Value, incorporated under the laws of the State of Vermont and has its principal office in the Town of Rutland, Vermont.

          VELCO operates pursuant to the terms of the 1985 Four-Party Agreement (as amended) with the Company and two other major distribution companies in Vermont. Although the Company owns 56.8% of VELCO's outstanding common stock, the Four-Party Agreement effectively restricts the Company's control of VELCO and therefore VELCO's financial statements have not been consolidated. The Four-Party Agreement continued in full force and effect until May 1995 and was extended for an additional two-year term in May 1995, and every two years thereafter, unless at least ninety (90) days prior to any two-year anniversary any party shall notify the other parties in writing that it desires to terminate the agreement as of such anniversary. No such notification has been filed by the parties.

          VELCO provides transmission services for the State of Vermont acting by and through the Vermont Department of Public Service and for all of the electric distribution utilities in the State of Vermont. VELCO is reimbursed for its costs (as defined in the agreements relating thereto) for the transmission of power which VELCO transmits for the State of Vermont and the electric distribution utilities.

          VELCO also has agreements for single unit and system power purchases which it resells at its cost to various electric distribution utilities in the State of Vermont.

          VELCO is also a participant with all of the major electric utilities in New England in the New England Power Pool, acting for itself and as agent for twenty-two other electric utilities in Vermont, including CVPS, whereby the generating and transmission facilities of all of the participants are coordinated on a New England-wide basis through a central dispatching agency to assure their operation and maintenance in accordance with proper standards of reliability, and to attain the maximum practicable economy for all of the participants through the interchange of economy and emergency power.

                      VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

          Vermont Electric Transmission Company, Inc. ("VETCO"), a wholly owned subsidiary of VELCO, incorporated under the laws of the State of Vermont and has its principal office in the Town of Rutland, Vermont.

          VETCO was formed to construct, finance and operate the Vermont portion of the high voltage DC transmission line which ties the New England transmission system to the Hydro-Quebec transmission system.


                        VERMONT YANKEE NUCLEAR POWER CORPORATION

          Vermont Yankee Nuclear Power Corporation ("VY"), an affiliate of CVPS which owns 31.3% of its outstanding common stock, $100 Par Value, incorporated under the laws of the State of Vermont and has its principal in Brattleboro, Vermont.

          Vermont Yankee was formed by a group of New England Utilities for the purpose of constructing and operating a nuclear-powered generating plant in Vernon, Vermont. The electricity generated by the Vernon plant is sold to Vermont Yankee's sponsoring stockholders.

                                  C. V. REALTY, INC.

          C. V. Realty, Inc., incorporated under the laws of the State of Vermont and has its principal in Rutland, Vermont.

          C. V. Realty, Inc., a wholly owned subsidiary of CVPS, was formed for the purpose of owning, acquiring, buying, selling, and leasing real and personal property and interests therein. It is not the purpose of this Company to own or operate facilities used for the generation, transmission or distribution of electric energy as an electric utility company.

                      CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
                              BRADFORD HYDROELECTRIC, INC.

          Central Vermont Public Service Corporation - Bradford Hydroelectric, Inc., ("Bradford") a wholly owned subsidiary of CVPS was incorporated under the laws of the State of Vermont and had its principal office in Rutland, Vermont.

          Bradford was formed for the purposes of acquiring and constructing a hydroelectric project having a capacity of 1500 KW in Bradford, Vermont and leasing said project to CVPS. Bradford was dissolved on January 16, 1996.

                         CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
                                EAST BARNET HYDROELECTRIC, INC.

          Central Vermont Public Service Corporation - East Barnet Hydroelectric, Inc. ("East Barnet"), a wholly owned subsidiary of CVPS incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

          East Barnet was formed for the purpose of acquiring and constructing a hydroelectric project having a capacity of 2200 KW in East Barnet, Vermont and leasing said project to CVPS.

          For financial reporting purposes, East Barnet's financial data is included with CVPS on the Consolidating Financial Statements.

                           CATAMOUNT INVESTMENT CORPORATION

          Catamount Investment Corporation ("CIC"), incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

          Catamount Investment Corporation, a wholly owned subsidiary of CVPS, was formed for the purpose of investing in unregulated business opportunities.


                               SMARTENERGY SERVICES, INC.

          SmartEnergy Services, Inc. ("SES"), incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

          SES is a wholly owned subsidiary of CVPS, was formed for the purpose of engaging in the sale or rental of electric water heaters, energy efficient products and other related goods and services.

                               CV ENERGY RESOURCES, INC.

          CV Energy Resources, Inc. ("CVER"), incorporated under the laws of the State of Vermont and had its principal office in Rutland, Vermont. CVER was dissolved on December 3, 1996.

          CVER is a wholly owned subsidiary of CVPS and was formed primarily for the purpose of investing in energy related projects.

                             CATAMOUNT ENERGY CORPORATION

          Catamount Energy Corporation ("CEC"), incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

          CEC is a wholly owned subsidiary of CVPS and was formed primarily for the purpose of investing in energy supply projects. CEC has nine wholly owned subsidiaries: Catamount Rumford Corporation, Equinox Vermont Corporation, Appomattox Vermont Corporation, Catamount Williams Lake, Ltd., Catamount Rupert Corporation, Catamount Glenns Ferry Corporation, Summersville Hydro Corporation, Gauley River Management Corporation and Catamount Thetford Corporation.

                             CATAMOUNT RUMFORD CORPORATION

          Catamount Rumford Corporation, formerly CV Rumford, Inc., incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

          Catamount Rumford Corporation is a wholly owned subsidiary of CEC and is a limited partner in the Rumford Cogeneration Company, a limited partnership that owns an 85 MW cogeneration facility located in Rumford, Maine.

          For financial reporting purposes, Catamount Rumford Corporation's financial data is included with CEC on the Consolidating Financial Statements.

                              EQUINOX VERMONT CORPORATION

          Equinox Vermont Corporation, incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

          Equinox Vermont Corporation is a wholly owned subsidiary of CEC and is a general partner in Ryegate Associates, a general partnership that owns a 20 MW wood-fired generating facility in East Ryegate, Vermont.

          For financial reporting purposes, Equinox Vermont Corporation's financial data is included with CEC on the Consolidating Financial Statements.

                            APPOMATTOX VERMONT CORPORATION

          Appomattox Vermont Corporation, incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

          Appomattox Vermont Corporation is a wholly owned subsidiary of CEC and is a limited partner in Appomattox Cogeneration Limited Partnership, a limited partnership that owns a leasehold interest in a coal and wood-fired cogeneration facility located in Hopewell, Virginia.

          For financial reporting purposes, Appomattox Vermont Corporation's financial data is included with CEC on the Consolidating Financial Statements.

                              CATAMOUNT WILLIAMS LAKE, LTD.

          Catamount Williams Lake, Ltd., incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

          Catamount Williams Lake, Ltd. is a wholly owned subsidiary of CEC and is a limited partner in T.E.S. Williams Lake Limited Partnership, which is a limited partner in NW Energy (Williams Lake) Limited Partnership, which owns a 60 MW wood-fired generating project in Williams Lake, British Columbia, Canada.

          For financial reporting purposes, Catamount Williams Lake, Ltd.'s financial data is included with CEC on the Consolidating Financial Statements.

                               CATAMOUNT RUPERT CORPORATION

          Catamount Rupert Corporation, incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

          Catamount Rupert Corporation is a wholly owned subsidiary of CEC and was formed for the purpose of owning a limited partnership interest in Rupert Cogeneration Partners, Ltd., which developed and owns a 10 MW gas fired cogeneration facility in Rupert, Idaho.

          For financial reporting purposes, Catamount Rupert Corporation's financial data is included with CEC on the Consolidating Financial Statements.

                             CATAMOUNT GLENNS FERRY CORPORATION

          Catamount Glenns Ferry Corporation, incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

          Catamount Glenns Ferry Corporation is a wholly owned subsidiary of CEC and is a limited partner in Glenns Ferry Cogeneration Partners, Ltd., which developed and owns a 10 MW gas fired cogeneration facility in Glenns Ferry, Idaho.

          For financial reporting purposes, Catamount Glenns Ferry Corporation's financial data is included with CEC on the Consolidating Financial Statements.

                         GAULEY RIVER MANAGEMENT CORPORATION

          Gauley River Management Corporation, incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

          Gauley River Management Corporation is a wholly owned subsidiary of CEC and was formed for the purpose of serving as the General Partner in Gauley River Power Partners, L.P., which is developing a small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

                           SUMMERSVILLE HYDRO CORPORATION

          Summersville Hydro Corporation, incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

          Summersville Hydro Corporation is a wholly owned subsidiary of CEC and was formed for the purpose of owning a limited partnership interest in Gauley River Power Partners, L.P. which is developing a small power production hydroelectric facility on the Gauley River, Nicholas County, West Virginia.

                            CATAMOUNT THETFORD CORPORATION

          Catamount Thetford Corporation, incorporated under the laws of the State of Vermont and has its principal office in Rutland, Vermont.

          Catamount Thetford Corporation is a wholly owned subsidiary of CEC and was formed for the purpose of owning a limited partnership interest in Fibrowatt Thetford Ltd., which is developing a poultry litter fired power station in Thetford, England designed to produce 38.5 MW.

          For financial reporting purposes, Catamount Thetford Corporation's financial data is included with CEC on the Consolidating Financial Statements.

          2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                      CENTRAL VERMONT PUBLIC SERVICE CORPORATION

          CVPS's electric properties consist of five principal distribution systems, namely, the so-called Central, Bennington, St. Albans, St. Johnsbury and Brattleboro systems. All, except the Brattleboro system, are connected with the transmission facilities of VELCO (an affiliate of CVPS) and all except the St. Albans system are interconnected at the Vermont State line with the facilities of New England Power Company (not an affiliate of CVPS); also the Brattleboro System is directly connected at the Vermont State line with the facilities of the Public Service Company of New Hampshire (not an affiliate of CVPS). The electric generating plants of the Company consist of 19 hydroelectric generating stations, two gas turbine generating stations, and one diesel-electric generating station, of which one hydroelectric generating station is located in New York and the remainder in Vermont.

          The electric systems of CVPS include about 613 miles of transmission lines, about 7,257 miles of overhead distribution lines and about 235 miles of underground distribution lines, which are located in Vermont except for about 23 miles of transmission lines which are located in New Hampshire and about two miles which are located in New York.

          CVPS is a stockholder, together with other New England utilities, in four nuclear generating companies. CVPS is entitled to a percentage of the power output of each of such companies, as follows:

          Vermont Yankee Nuclear Power Corporation in Vermont (30.486% - 156.7
     MW); Maine Yankee Atomic Power Company in Maine (1.7961% - 14.881 MW); Connecticut Yankee Atomic Power Company in Connecticut (2% - 11.6 MW); and Yankee Atomic Electric Company in Massachusetts (3.5% - 6.153 MW).

          CVPS is a participant with other New England utilities in three major electric generating stations pursuant to joint ownership agreements under each of which the Lead Participant has constructed and is operating the plant for the Participants (including itself) as tenants-in-common. The plants and locations, and the amount of CVPS's participation is as follows:

          Wyman #4 in Maine (1.7769% - 11 MW); Millstone #3 in Connecticut (1.7303% - 20 MW); Joseph C. McNeil Generating Station in Vermont (20% -
     10.76 MW).

          The Company, along with eight other Vermont Joint-Owners, owns and operates a 200 MW converter station and associated transmission line in Highgate, Vermont. The station and the associated transmission line interconnects the VELCO system with the system of Hydro-Quebec. The Company is a 46.08% owner of this project.

                       CONNECTICUT VALLEY ELECTRIC COMPANY INC.

          CVEC's electric properties consist of two principal systems in New Hampshire which are not interconnected with each other but each of which is connected directly with facilities of CVPS.

          The electric systems of CVEC include about two miles of transmission lines, about 427 miles of overhead distribution lines and about 11 miles of underground distribution lines.

                        VERMONT ELECTRIC POWER COMPANY, INC.

          VELCO has no generating facilities but has approximately 483 miles of transmission lines and twenty-five associated substations located in the State of Vermont. VELCO's properties interconnect with the lines of the NYPA at the New York-Vermont State line near Plattsburgh, New York; with the transmission facilities of Niagara Mohawk Power Corporation at the New York-Vermont State line near Whitehall, New York, and North Troy, New York; with lines of New England Power Company at or near the New Hampshire-Vermont State line at Wilder, Vermont and at Monroe, New Hampshire, Claremont, New Hampshire, and at the Massachusetts-Vermont State line near North Adams, Massachusetts; with the lines of Public Service Company of New Hampshire at or near the New Hampshire-Vermont State line at Littleton, New Hampshire, Ascutney, Vermont and Vernon, Vermont; and with the lines of Hydro-Quebec at the Quebec/Vermont border near Highgate, Vermont through an AC/DC/AC converter and 7.6 miles of transmission lines jointly owned by several Vermont utilities. All of its transmission facilities are in Vermont except for approximately 4.3 miles of transmission lines which are located in New Hampshire.

                      VERMONT ELECTRIC TRANSMISSION COMPANY, INC.

          VETCO has approximately 52 miles of high voltage DC transmission line connecting at the Quebec-Vermont border in the Town of Norton, Vermont with the transmission line of Hydro-Quebec and connecting at the Vermont-New Hampshire border near New England Power Company's Moore Hydroelectric Generating Station with the transmission line of New England Electric Transmission Corporation, a subsidiary of New England Electric System (not an affiliate of CVPS).

                       VERMONT YANKEE NUCLEAR POWER CORPORATION

          Upon installation of the new low pressure turbines in April 1995, Vermont Yankee declared its nuclear power electric generating plant with a net maximum dependable capacity of 510 (MWe). The plant, which began commercial operation on November 30, 1972, is located on the west bank of the Connecticut River in Vernon, Vermont.

                     CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
                            BRADFORD HYDROELECTRIC, INC.

          Electric properties of Bradford consist of a 1500 KW hydroelectric generating station and associated facilities at Bradford, Vermont involving real estate of 10.2 acres. Bradford was dissolved on January 16, 1996.

                     CENTRAL VERMONT PUBLIC SERVICE CORPORATION -
                           EAST BARNET HYDROELECTRIC, INC.

          Electric properties of East Barnet consist of a 2200 KW hydroelectric generating station and associated facilities at East Barnet, Vermont, involving real estate of 25.54 acres.

          3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of KWH of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                                   Electric (KWH.)           Gas (Mcf.)
                                   ________                  ___

               VY                  3,798,790,000 (1)         None

               CVPS                3,476,479,492 (2)         None

               CVEC                  162,771,136             None

               VELCO                 863,374,500             None

         (1) Includes sales to Vermont Electric Power Company, Inc.

         (2) Includes sales to Connecticut Valley Electric Company Inc. and Vermont Electric Power Company, Inc.


          (b) Number of KWH of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                  None

          (c) Number of KWH of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                   Electric (KWH.) (1)       Gas (Mcf.)
                                   ________                  ___

               VY                  None                      None

               CVPS                165,208,401 (2)           None

               CVEC                None                      None

               VELCO               None                      None

           (1)  Deliveries made at the step-up substation at the site.

           (2) Includes sales to Connecticut Valley Electric Company Inc. and Vermont Electric Power Company, Inc.

          (d) Number of KWH of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

                                   Electric (KWH.)           Gas (Mcf.)
                                   ________                  ___

               VY                  None                      None

               CVPS                325,910,845               None

               CVEC                129,024,605               None

               VELCO               614,230,690               None


                     Central Vermont Public Service Corporation -
                            Bradford Hydroelectric, Inc.

     Bradford leases one hydroelectric generating station, which went into service December 20, 1982 to CVPS. Bradford was dissolved on January 16, 1996.

                     Central Vermont Public Service Corporation -
                           East Barnet Hydroelectric, Inc.

     East Barnet leases one hydroelectric generating station, which went into service September 1, 1984 to CVPS.

          4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an exempt wholesale generator (EWG) or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          NW Energy (Williams Lake) Limited Partnership, located in Williams Lake, British Columbia, Canada; its business address is at 1710-1066 West Hastings Street, Vancouver, British Columbia, Canada. The facility is a wood waste fired electric generating facility with 60MW (net output).

          Fibrowatt Thetford Limited, under construction in Thetford in Norfolk, England; its registered office is 38 Clarendon Road, London, England W11 3AD. The facility is a poultry litter fired power station designed to produce 38.5 MW.

          Glenns Ferry Cogeneration Partners, Ltd. located in Glenns Ferry, Idaho; its registered office is 71 Allen Street, Building A, Rutland, Vermont. The facility is a 10MW gas fired cogeneration facility placed in operation on December 2, 1996.

          Rupert Cogeneration Partners, Ltd. located in Rupert, Idaho; its registered office is 71 Allen Street, Building A, Rutland, Vermont. The facility is a 10MW gas fired cogeneration facility placed in operation on November 21, 1996.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly owned subsidiary of the Company; Catamount Williams Lake, Ltd. ("Wms Lake") is a wholly owned subsidiary of CEC. Wms Lake is a Limited Partner in T.E.S. Williams Lake Limited Partnership ("T.E.S. LP"). Wms Lake acquired 24.5% of a limited partnership interest in T.E.S. LP, whose sole business is owning a limited partnership interest in NE Energy Williams Lake Limited Partnership ("NW Energy"). NW Energy is a limited partnership formed under and in accordance with the laws of the Province of British Columbia, Canada. The facility will be used for the generation of electric energy exclusively for sale at wholesale.

          Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly owned subsidiary of the Company; Catamount Thetford Corporation ("CTC") is a wholly owned subsidiary of CEC. CTC is currently a 7.6% (ultimately 44%) shareholder of Fibrowatt Thetford Limited ("Thetford"), Foster Wheeler Energy Limited is a 5% shareholder; and Fibrowatt Limited is currently an 87.4% (ultimately 51%) shareholder. Thetford is incorporated as a private company limited by shares under the Companies Act 1985. Thetford will construct and operate an electric power station fueled predominantly by poultry litter.

          Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly owned subsidiary of the Company; Catamount Glenns Ferry Corporation ("CGFC") is a wholly owned subsidiary of CEC. CEC owns 50% of Glenns Ferry Management Inc. ("GFM"), the 1% general partner of Glenns Ferry Cogeneration Partners, Ltd. ("Glenns Ferry") and Eastern Power Corporation owns 50%. CGFC owns 49.5% of Glenns Ferry and Eastern Glenns Ferry owns the remaining 49.5%. Glenns Ferry is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility will be used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

          Central Vermont Public Service Corporation ("the Company") is the holding company system; Catamount Energy Corporation ("CEC") is a wholly owned subsidiary of the Company; Catamount Rupert Corporation ("CRC") is a wholly owned subsidiary of CEC. CEC owns 50% of Rupert Management Inc. ("RM"), the 1% general partner of Rupert Cogeneration Partners, Ltd. ("Rupert") and Eastern Power Corporation owns 50%. CRC owns 49.5% of Rupert and Eastern Rupert owns the remaining 49.5%. Rupert is a limited partnership formed under and in accordance with the laws of the State of Colorado. The facility will be used for the generation of electric energy for sale at wholesale and steam for sale at wholesale.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                             Indirect                       Debt or
                             Capital        Guarantee       Financial
                             Invested       of Security     Obligation
                             ________       ___________     __________

     CATAMOUNT WILLIAMS
     LAKE, LTD.              $  982,433.    None            None

     CATAMOUNT THETFORD      $5,252,720.    None            None
     CORPORATION

     CATAMOUNT GLENNS
     FERRY CORPORATION       $1,284,863.    None            None

     CATAMOUNT RUPERT
     CORPORATION             $1,615,456.    None            None

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                    Capitalization                Earnings
                                    ______________                ________

          CATAMOUNT WILLIAMS
          LAKE, LTD.                $91,803,262.                  $2,560,789.

          CATAMOUNT THETFORD
          CORPORATION               $26,715,000.                  $-0-

          CATAMOUNT GLENNS
          FERRY CORPORATION         $13,649,062.                  $204,474.

          CATAMOUNT RUPERT
          CORPORATION               $13,672,830.                  $172,445.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          None

                                  EXHIBITS

          Exhibit A consists of a consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year. See attachments for consolidating financial statements of CVPS and its subsidiaries for the year 1996.

          Exhibit B is the Financial Data Schedule.

          Exhibit C is the Organizational chart showing the relationship of each exempt wholesale generator (EWG) to associate companies in the holding-company system.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 1997.


                     CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                (Name of Claimant)



                     By:      /s/   James M. Pennington
                            James M. Pennington, Controller



     CORPORATE SEAL

     Attest:



     /s/  Carole L. Root
     Assistant Secretary




     Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:



     Carole L. Root                          Assistant Secretary
          (Name)                                  (Title)

                  Central Vermont Public Service Corporation

                     77 Grove Street, Rutland, VT   05701
                                   (Address)

                                                            Exhibit A

                                             CENTRAL VERMONT PUBLIC SERVICE CORPORATION         1 of 2
                                                         AND ITS SUBSIDIARIES

                                         Consolidating Statement of Income and Retained Earnings
                                                       Year Ended December 31, 1996
                                                          (Dollars in thousands)
                                                                                    Consol-
                                                                                    idating    TOTAL
                                           CVPS-CONS   VELCO     VETCO      VY      Entries     CONS
                                           --------- --------- --------- --------- --------- ----------
                                                       56.8%   (Note C)    31.3%
                                                       Owned               Owned
Operating revenues                         $290,801   $16,298    $5,717  $181,715  ($68,717)  $425,814
                                           --------- --------- --------- --------- --------- ----------
Operating expenses:
  Operation:
    Purchased power                         154,422         -         -         -   (56,071)    98,351
    Production and transmission              20,941     1,507        19    18,810   (12,515)    28,762
    Other operation                          38,098     4,802       147    76,390      (131)   119,306
  Maintenance                                14,918     1,693       214    33,216         -     50,041
  Depreciation                               17,960     4,009     2,440    14,703         -     39,112
  Decommissioning expense                         -         -         -    12,672         -     12,672
  Other taxes, principally property taxes    10,971     2,253       548     9,189         -     22,961
  Taxes on income (Note B)                   10,216      (577)      501     2,030         -     12,170
                                           --------- --------- --------- --------- --------- ----------
       Total operating expenses             267,526    13,687     3,869   167,010   (68,717)   383,375
                                           --------- --------- --------- --------- --------- ----------
Operating income                             23,275     2,611     1,848    14,705         -     42,439

Other income and deductions:
  Equity in earnings of companies not
   consolidated                               3,302       667         -         -    (3,517)       452
  Allowance for equity funds during constru     347         -         -       100         -        447
  Other income, net                           2,647       224       128     4,542         -      7,541
  Other taxes                                  (200)        -         -         -         -       (200)
  Benefit (provision) for income taxes           (4)        -         -    (1,791)        -     (1,795)
                                           --------- --------- --------- --------- --------- ----------
Total operating and other income             29,367     3,502     1,976    17,556    (3,517)    48,884
Net interest expense                          9,925     2,286     1,309    10,570         -     24,090
                                           --------- --------- --------- --------- --------- ----------
Net income before minority interest          19,442     1,216       667     6,986    (3,517)    24,794
Minority interest in net income                   -         -         -         -    (5,352)    (5,352)
                                           --------- --------- --------- --------- --------- ----------
Net income after minority interest           19,442     1,216       667     6,986    (8,869)    19,442
Retained Earnings, January 1                 66,422       230        79       845    (1,154)    66,422
                                           --------- --------- --------- --------- --------- ----------
                                             85,864     1,446       746     7,831   (10,023)    85,864
Cash dividends declared:                   --------- --------- --------- --------- --------- ----------
  Preferred stock                             2,028       540         -         -      (540)     2,028
  Common stock                                9,699       700       700     6,130    (7,530)     9,699
                                           --------- --------- --------- --------- --------- ----------
       Total dividends                       11,727     1,240       700     6,130    (8,070)    11,727
                                           --------- --------- --------- --------- --------- ----------
Retained Earnings, December 31              $74,137      $206       $46    $1,701   ($1,953)   $74,137
                                           ========= ========= ========= ========= ========= ==========

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION                 2 of 2
                                                            AND ITS SUBSIDIARIES

                                         Consolidating Statement of Income and Retained Earnings
                                                       Year Ended December 31, 1996
                                                          (Dollars in thousands)                         Reclassi-
                                                                                                          fying &
                                                                 C.V.                                     Consol-
                                                                Realty,                                   idating
                                             CVPS      CVEC      Inc.       SES       CEC       CIC       Entries  CVPS-CONS
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
                                                     (Note A)  (Note A)  (Note A)  (Note A)   (Note A)
Operating revenues                         $283,106   $18,607         -    $1,862      $933         $0   ($13,707) $290,801
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Operating expenses:
  Operation:
    Purchased power                         150,282    14,676         -         -         -         -     (10,536)  154,422
    Production and transmission              20,920        21         -         -         -         -           -    20,941
    Other operation                          36,136     2,195         -       929     4,225         62     (5,449)   38,098
  Maintenance                                14,429       488         -         4        14         -         (17)   14,918
  Depreciation                               17,531       429         3       374        42         -        (419)   17,960
  Other taxes                                10,358       613         -        42       101         -        (143)   10,971
  Taxes on income (Note B)                   10,261       (45)        2       201      (202)       (25)        24    10,216
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
       Total operating expenses             259,917    18,377         5     1,550     4,180         37    (16,540)  267,526
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Operating income (loss)                      23,189       230        (5)      312    (3,247)       (37)     2,833    23,275

Other income and deductions:
  Equity in earnings of companies not
   consolidated                               3,977         -         -         -     4,251         -      (4,926)    3,302
  Allow. for equity funds during constructi     347         -         -         -         -         -           -       347
  Other income (expenses), net                1,533        35        14        (5)     (428)        -       1,498     2,647
  Other taxes                                   (42)        -         -         -       (15)        -        (143)     (200)
  Benefit (provision) for income taxes          (24)       (4)        -         -         -         -          24        (4)
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Total operating and other income (loss)      28,980       261         9       307       561        (37)      (714)   29,367
Net interest expense                          9,537       333         -         -        93         -         (38)    9,925
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Net income (loss)                            19,443       (72)        9       307       468        (37)      (676)   19,442
Retained Earnings, January 1                 66,422     1,642       189      (839)    6,328         -      (7,320)   66,422
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
                                             85,865     1,570       198      (532)    6,796        (37)    (7,996)   85,864
Cash dividends declared:                   --------- --------- --------- --------- --------- ----------  --------- ---------
  Preferred stock                             2,028         -         -         -         -         -           -     2,028
  Common stock                                9,699         -         -         -         -         -           -     9,699
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
       Total dividends                       11,727         -                   -                   -                11,727
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Retained Earnings, December 31              $74,138    $1,570      $198     ($532)   $6,796       ($37)   ($7,996)  $74,137
                                           ========= ========= ========= ========= ========= ==========  ========= =========

                                                       Exhibit A

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION      1 of 4
                                                            AND ITS SUBSIDIARIES

                                                       Consolidating Balance Sheet
                                                       Year Ended December 31, 1996
                                                          (Dollars in thousands)


                                                                                    Consol-
                                                                                    idating    TOTAL
                                           CVPS-Cons   VELCO     VETCO      VY      Entries     CONS
                                           --------- --------- --------- --------- --------- ----------
                                                       56.8%   (Note C)    31.3%
                                                       Owned               Owned
                 Assets
                -------
Utility plant, at original cost            $461,231   $96,035   $47,777  $390,408         -   $995,451
  Less accumulated depreciation             146,539    49,426    25,098   238,116         -    459,179
                                           --------- --------- --------- --------- --------- ----------
                                            314,692    46,609    22,679   152,292         -    536,272
  Construction work in progress               9,302         -         -         -         -      9,302
                                           --------- --------- --------- --------- --------- ----------
                                            323,994    46,609    22,679   152,292         -    545,574
Nuclear fuel                                  7,093         -         -   398,183         -    405,276
  Less accumulated amortization               6,146         -         -   370,846         -    376,992
                                           --------- --------- --------- --------- --------- ----------
     Net utility plant                      324,941    46,609    22,679   179,629         -    573,858
                                           --------- --------- --------- --------- --------- ----------
Investments in affiliates, at equity (Note D)
  Nuclear generating companies               21,368         -         -         -   (17,017)     4,351
  Other affiliated companies                  5,262     3,746         -         -    (9,008)         -
                                           --------- --------- --------- --------- --------- ----------
     Total                                   26,630     3,746         -         -   (26,025)     4,351
                                           --------- --------- --------- --------- --------- ----------

Nonutility investments                       27,823         -         -         -         -     27,823
                                           --------- --------- --------- --------- --------- ----------
Nonutility property, less accumulated
  depreciation of $3,664 consolidated         4,498         -         -         -         -      4,498
                                           --------- --------- --------- --------- --------- ----------
Current assets:
  Cash & Cash Equivilents                     6,365       162        83     1,109         -      7,719
  Accounts receivable, less allowance for
    uncollectible accts. $1,132 consolidate  21,286    11,049         -    10,912         -     43,247
  Accounts receivable - affiliates              592     6,940         3     4,665   (12,200)         -
  Unbilled revenue                           11,673       133         -         -         -     11,806
  Materials and supplies, at average cost     3,690     1,624       103    17,433         -     22,850
  Prepayments                                 2,423       135         4     4,468         -      7,030
  Other current assets                        9,473     2,048         1         -         -     11,522
                                           --------- --------- --------- --------- --------- ----------
     Total current assets                    55,502    22,091       194    38,587   (12,200)   104,174
                                           --------- --------- --------- --------- --------- ----------
Regulatory assets and other deferred charge  63,574     1,619       788   322,246         -    388,227
                                           --------- --------- --------- --------- --------- ----------
      Total Assets                         $502,968   $74,065   $23,661  $540,462  ($38,225) $1,102,931
                                           ========= ========= ========= ========= ========= ==========

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                                                           AND ITS SUBSIDIARIES
                                                                                            2 of 4
                                                       Consolidating Balance Sheet
                                                       Year Ended December 31, 1996
                                                          (Dollars in thousands)

                                                                                    Consol-
                                                                                    idating    TOTAL
                                           CVPS-CONS   VELCO     VETCO      VY      Entries     CONS
                                           --------- --------- --------- --------- --------- ----------
                                                       56.8%   (Note C)    31.3%
     Capitalization and Liabilities                    Owned               Owned
     ------------------------------
Capitalization:
 Common stock (Note E)                      $70,715    $6,000        $1   $40,001  ($46,002)   $70,715
 Other paid-in capital                       47,189        -      3,699    14,226    (7,804)    57,310
 Capital stock expense                       (1,916)       -         -         -         -      (1,916)
 Treasury stock, at cost (Note E)            (3,656)       -         -     (1,130)       -      (4,786)
 Retained earnings                           74,137       206        46     1,700    (1,952)    74,137


                                           --------- --------- --------- --------- --------- ----------
     Total common stock equity              186,469     6,206     3,746    54,797   (55,758)   195,460
                                           --------- --------- --------- --------- --------- ----------
Cumulative preferred and preference
  stock (Note F)                             28,054    10,000        -         -    (10,000)    28,054
Return of Capital                                -     (6,300)       -         -      6,300          -
                                           --------- --------- --------- --------- --------- ----------
     Total preferred stock                   28,054     3,700        -         -     (3,700)    28,054
                                           --------- --------- --------- --------- --------- ----------

First Mortgage bonds                         97,000    26,969        -     75,845        -     199,814
Notes payable                                20,374        -     10,520        -         -      30,894
Other long-term debt                             -        204        -      4,182        -       4,386
Long-Term lease arrangements                 18,304        -         -         -         -      18,304
                                           --------- --------- --------- --------- --------- ----------
     Total long-term debt                   135,678    27,173    10,520    80,027        -     253,398
                                           --------- --------- --------- --------- --------- ----------

Minority interest                                -         -         -         -     33,433     33,433
                                           --------- --------- --------- --------- --------- ----------
     Total capitalization                   350,201    37,079    14,266   134,824   (26,025)   510,345
                                           --------- --------- --------- --------- --------- ----------

Current liabilities:
  Notes payable - banks                       5,750     6,950     2,150        -         -      14,850
  Long-term debt - current portion            3,015     4,196     2,060        -         -       9,271
  Accounts payable                            4,974    17,215       113     2,548        -      24,850
  Accounts payable - affiliates              11,567       579        31        23   (12,200)         -
  Accrued interest                              554       397        42     1,499        -       2,492
  Accrued income taxes                        2,552       223       100     1,404        -       4,279
  Other current liabilities                  24,137       112        -     25,897        -      50,146
                                           --------- --------- --------- --------- --------- ----------
     Total current liabilities               52,549    29,672     4,496    31,371   (12,200)   105,888
                                           --------- --------- --------- --------- --------- ----------

Accumulated deferred income taxes            57,463       942     3,116    21,854        -      83,375
Deferred investment tax credits               7,612       724     1,189     5,509        -      15,034
Accrued decommissioning costs                    -         -         -    204,991        -     204,991
Regulatory Liabilities and other deferred c  35,143     5,648       594   141,913        -     183,298
                                           --------- --------- --------- --------- --------- ----------
                                            100,218     7,314     4,899   374,267        -     486,698
                                           --------- --------- --------- --------- --------- ----------
Total Capitalization and Liabilities       $502,968   $74,065   $23,661  $540,462  ($38,225) $1,102,931
                                           ========= ========= ========= ========= ========= ==========

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION                         3 of 4
                                                          AND ITS SUBSIDIARIES

                                                       Consolidating Balance Sheet
                                                       Year Ended December 31, 1996
                                                          (Dollars in thousands)

                                                                 C.V.                                     Consol-
                                                                Realty                                    idating
                                             CVPS      CVEC      Inc.       SES       CEC       CIC       Entries  CVPS-CONS
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
                                                     (Note A)  (Note A)  (Note A)  (Note A)   (Note A)
                 Assets
                 ------
Utility plant, at original cost            $448,776   $12,455         -         -         -         -           -  $461,231
  Less accumulated depreciation             142,503     4,036         -         -         -         -               146,539
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
                                            306,273     8,419         -         -         -         -           -   314,692
  Construction work in progress               8,882       420         -         -         -         -           -     9,302
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
                                            315,155     8,839         -         -         -         -           -   323,994
Nuclear fuel                                  7,093         -         -         -         -         -           -     7,093
  Less accumulated amortization               6,146         -         -         -         -         -           -     6,146
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
     Net utility plant                      316,102     8,839         -         -         -         -           -   324,941
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Investments in affiliates,
  at equity (Note D)
  Nuclear generating companies               21,368         -         -         -         -         -           -    21,368
  Other affiliated companies                 38,995         -         -         -         -         -     (33,733)    5,262
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
     Total                                   60,363         -         -         -         -         -     (33,733)   26,630
                                           --------- --------- --------- --------- --------- ----------  --------- ---------

Nonutility investments                            -         -         -         -    27,823         -           -    27,823
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Nonutility property, less accumulated
  depreciation of $20 parent company
  and $3,664 consolidated                     1,928         -        41     1,988       541         -           -     4,498
                                           --------- --------- --------- --------- --------- ----------  --------- ---------

Current assets:
  Cash & Cash Equivilents                     2,247       150       228       393     3,276         71                6,365
  Accounts receivable, less allowance for         -
    uncollectible accounts $1,062 parent
    company and $1,132 consolidated          18,258     2,473         -         6       549         -           -    21,286
  Accounts receivable - affiliates            4,043        45        56       159       106         12     (3,829)      592
  Unbilled revenue                           11,360       313         -         -         -         -           -    11,673
  Materials and supplies, at average cost     3,671         -         -        19         -         -           -     3,690
  Prepayments                                 2,305        99         -         -        19         -           -     2,423
  Other current assets                        4,136        14         -         -     5,323         -           -     9,473
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
     Total current assets                    46,020     3,094       284       577     9,273         83     (3,829)   55,502
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Regulatory assets and other deferred charge  63,263       311         -         -         -         -           -    63,574
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
      Total Assets                         $487,676   $12,244      $325    $2,565   $37,637        $83   ($37,562) $502,968
                                           ========= ========= ========= ========= ========= ==========  ========= =========

                                                CENTRAL VERMONT PUBLIC SERVICE CORPORATION                           4 of 4
                                                            AND ITS SUBSIDIARIES

                                                       Consolidating Balance Sheet
                                                       Year Ended December 31, 1996
                                                          (Dollars in thousands)

                                                                  CV                                      CONSOL-
                                                                REALTY                                    IDATING
                                             CVPS      CVEC       INC       SES       CEC       CIC       ENTRIES  CVPS-CONS
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
                                                     (Note A)  (Note A)  (Note A)  (Note A)   (Note A)
     Capitalization and Liabilities
     ------------------------------
Capitalization:
Common stock (Note E)                       $70,715      $700       $30        -         -         -        ($730)  $70,715
 Other paid-in capital                       47,189     1,250        -      2,623    21,015        120    (25,008)   47,189
 Capital stock expense                       (1,916)       -         -         -         -         -            -    (1,916)
 Retained earnings                           74,136     1,570       198      (532)    6,797        (37)    (7,995)   74,137
 Treasury stock (Note E)                     (3,656)       -         -         -         -         -            -    (3,656)
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
     Total common stock equity              186,468     3,520       228     2,091    27,812         83    (33,733)  186,469
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Cumulative preferred and preference
  stock (Note F)                             28,054        -         -         -         -         -            -    28,054
                                           --------- --------- --------- --------- --------- ----------  --------- ---------

First Mortgage bonds                         97,000        -         -         -         -         -            -    97,000
Notes payable                                16,300     3,750        -         -        324        -            -    20,374
Long-term lease arrangements                 18,304        -         -         -         -         -            -    18,304
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
     Total long-term debt                   131,604     3,750        -         -        324        -            -   135,678
                                           --------- --------- --------- --------- --------- ----------  --------- ---------

     Total capitalization                   346,126     7,270       228     2,091    28,136         83    (33,733)  350,201
                                           --------- --------- --------- --------- --------- ----------  --------- ---------

Current liabilities:
  Notes payable - banks                       5,200       550        -         -         -         -            -     5,750
  Long-term debt - current portion            3,000        -         -         -         15        -            -     3,015
  Accounts payable                            3,817       617        -         52       488        -            -     4,974
  Accounts payable - affiliates              11,939     2,238        97        57     1,065        -       (3,829)   11,567
  Accrued interest                              549         4        -         -          1        -            -       554
  Accrued Income taxes                        2,514        -         -         -         38        -            -     2,552
  Other current liabilities                  23,663       359        -         22        93        -            -    24,137
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
     Total current liabilities               50,682     3,768        97       131     1,700        -       (3,829)   52,549
                                           --------- --------- --------- --------- --------- ----------  --------- ---------

Accumulated deferred income taxes            48,422       983        -        343     7,715        -            -    57,463
Deferred investment tax credits               7,511       101        -         -         -         -            -     7,612
Deferred credits                             34,935       122        -         -         86        -            -    35,143
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
                                             90,868     1,206        -        343     7,801        -            -   100,218
                                           --------- --------- --------- --------- --------- ----------  --------- ---------
Total Capitalization and Liabilities       $487,676   $12,244      $325    $2,565   $37,637        $83   ($37,562) $502,968
                                           ========= ========= ========= ========= ========= ==========  ========= =========

                                   Exhibit A

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements
                     For the Year Ended December 31, 1996



Note A-Consolidation:
The consolidating financial statements include the accounts of Central Vermont Public Service Corporation (CVPS), its wholly owned subsidiaries, Connecticut Valley Electric Company Inc. (CVEC),
C. V. Realty, Inc., SmartEnergy Services, Inc. (SES), Catamount Energy Corporation (CEC), and Catamount Investment Corporation (CIC) which compose CVPS consolidated. In addition, for purposes of this SEC Form U-3A-2, the consolidating financial statements include the accounts of CVPS's affiliates, Vermont Electric Power Company, Inc. (VELCO) 56.8% owned, Vermont Electric Transmission Company, Inc. (VETCO), a wholly owned subsidiary of VELCO and Vermont Yankee Nuclear Power Corporation (VY) 31.3% owned, which constitutes total consolidated.

CVPS follows the equity method of accounting for its investments in affiliates. See Note D.


Note B-Income taxes:
CVPS and its wholly owned subsidiaries
--------------------------------------
The Company records income taxes in accordance with the Financial Accounting Standards Board's (SFAS) No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.

A valuation allowance has not been recorded, as the Company
expects all deferred income tax assets will be utilized in the future.
VELCO
-----
VELCO records income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Under SFAS
No. 109, additional deferred tax assets and liabilities resulting from VELCO's transmission billing calculation will be returned to, or collected from, ratepayers in future transmission billings. VELCO expects all deferred income tax assets will be utilized in the future.

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements
                                  (continued)



VY
--
Vermont Yankee records taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," requiring an asset and liability approach to determine income tax liabilities. The Standard requires recognition of tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities.


Note C-VETCO:
Vermont Electric Transmission Company, Inc. (VETCO) was incorporated in 1982, and is a wholly owned subsidiary of Vermont
Electric Power Company, Inc. VETCO was formed to construct, own and operate the Vermont portion of a high voltage transmission line connecting the electric system of New England with that of Hydro-Quebec, a Canadian utility.

VETCO has entered into support agreements in connection with construction of the transmission line with substantially all of the New England electric utilities. The support agreements require the utilities to reimburse VETCO for all operating and capital costs of the transmission line on an unconditional and absolute basis. In return, VETCO has agreed to build, own, operate and maintain the line and to involve itself in no other activities during the term of the agreement, which extends for 30 years from the date of commercial operation of the line. These support agreements also provide for an advisory committee made up of participants to review the operations of VETCO and to make recommendations on major decisions. VETCO is obligated to follow these recommendations to the extent reasonably practical.

Because these provisions of the support agreements effectively restrict VELCO's control, VELCO has not consolidated its financial information with that of VETCO and instead is accounting for its investment using the equity method.

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements



Note D-Investments in affiliates:
CVPS accounts for investments in its affiliates by the equity method (dollars in thousands):

                                                             December 31,
                                                                 1996
                                                             ------------
     Nuclear generating companies
          VY                                                   $17,017
          Maine Yankee Atomic Power Company                      1,420
          Connecticut Yankee Atomic Power Company                2,123
          Yankee Atomic Electric Company                           808

     Other affiliated companies:
          CVEC                                                   3,520
          C. V. Realty, Inc.                                       228
          SES                                                    2,091
          CEC                                                   27,812
          CIC                                                       82
          VELCO:
             Common stock                                        3,508
             Preferred stock                                     1,754
                                                               -------
               Total investments - CVPS                         60,363

          VELCO investment in VETCO                              3,746
                                                               -------
               Total investments                                64,109

     Consolidating eliminations                                 59,758
                                                               -------
               Total consolidated                              $ 4,351
                                                               =======

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements



Note E-Common stock:
          The authorized and outstanding common stock for each of the companies was as follows (dollars in thousands):

                                                             December 31,
                                                                 1996
                                                             ------------
     CVPS:
          Common stock, $6 par value, authorized
             19,000,000 shares; outstanding
             11,785,848 shares                                $ 70,715
             Treasury stock, at cost 266,100 shares             (3,656)
     CVEC:
          Common stock, $50 par value, authorized
             20,000 shares; outstanding 14,000 shares              700
     C. V. Realty, Inc.:
          Common stock, $100 par value, authorized
             500 shares; outstanding 300 shares                     30
     SES:
          Common stock, $1 par value, authorized
             10,000 shares; outstanding 1 share                    -

     CIC:
          Common stock, $100 par value, authorized
             10,000 shares; outstanding 1 share                    -

     CEC:
          Common stock, $1 par value, authorized
             10,000 shares; outstanding 1 share                    -
     VELCO:
          Common stock, $100 par value, Class B-authorized
             92,000 shares; outstanding 60,000 shares            6,000
     VETCO:
          Common stock, $100 par value, authorized
             and outstanding 10 shares                               1
     VY:
          Common stock, $100 par value, authorized
             400,100 shares; outstanding 400,014 shares         40,001
             Treasury stock, at cost 7,533 shares               (1,130)
                                                              --------
                  Total common stock equity                    112,661

     Consolidating eliminations                                 46,732
                                                              --------
                  Total consolidated                          $ 65,929
                                                              ========

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                              AND ITS SUBSIDIARIES

                  Notes to Consolidating Financial Statements



Note F-Preferred and preference stock:
          Cumulative preferred and preference stock outstanding were as follows (dollars in thousands):
                                                             December 31,
                                                                 1996
                                                             ------------
     CVPS:
          Preferred stock, $100 par value, authorized
             500,000 shares
              Outstanding:
               4.15%  series,  37,856 shares                   $ 3,786
               4.65%  series,  10,000 shares                     1,000
               4.75%  series,  17,682 shares                     1,768
               5.375% series,  15,000 shares                     1,500
               8.30%  series, 200,000 shares                    20,000
          Preferred stock, $25 par value, authorized
             1,000,000 shares; outstanding - none                  -
          Preference stock, $1 par value, authorized
             1,000,000 shares; outstanding - none                  -

     VELCO:
          Preferred stock, $100 par value, authorized
             125,000 shares; outstanding 100,000 shares         10,000
          Return of capital                                     (6,300)

     VY:
          Preferred stock, $100 par value, authorized
             300,000 shares; outstanding - none                    -
                                                              --------
               Total cumulative preferred and
                preference stock                                31,754

     Consolidating eliminations                                  3,700
                                                              --------
               Total consolidated                             $ 28,054
                                                              ========

                                         EXHIBIT C


Organizational chart showing the relationship of each EWG to associate companies in the holding-company system.

                  CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                           (Name of Holding Company)


                                     100%
                         CATAMOUNT ENERGY CORPORATION


  100%            100%          100%          50%         100%         50%
CATAMOUNT      CATAMOUNT     CATAMOUNT      GLENNS     CATAMOUNT     RUPERT
WILLIAMS       THETFORD        GLENNS       FERRY        RUPERT      MGMNT.,
LAKE, LTD.       CORP.         FERRY        MGMNT.,       CORP.       INC.
                               CORP.         INC.


  24.5%           44%          49.5%          1%          49.5%        1%
 T.E.S.        FIBROWATT       GLENNS       GLENNS       RUPERT      RUPERT
WILLIAMS       THETFORD        FERRY        FERRY        COGEN.      COGEN.
LAKE, LTD.       LTD.          COGEN.       COGEN.      PARTNERS,   PARTNERS
                              PARTNERS,    PARTNERS,      LTD.        LTD.
                                LTD.         LTD.


   33%
NW ENERGY
WILLIAMS
LAKE L.P.
